Microsoft Word 11.0.6359;UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-27333
                            CUSIP Number: 0097 2A 101

Check One:        |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
                  |_| Form NSAR

                  For the period ended: April 30, 2005

                  |_| Transition Report on Form 10-K

                  |_| Transition Report on Form 20-F

                  |_| Transition Report on Form 11-K

                  |_| Transition Report on Form 10-Q

                  |_| Transition Report on Form NSAR

                  For the transition period ended:  Not Applicable

      Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Akid Corporation

Former Name if Applicable: Not Applicable

Address of Principal Executive Office:  43 West 33rd Street, New York, NY 10001

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
|X|
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Akid Corporation (the "Company") could not complete the filing of its Annual Report on Form 10-KSB for the year ended April 30, 2005 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-KSB, which delay could not be eliminated by the Company without unreasonable effort and expense. Such delay was primarily the result of a change of control in the Company that occurred on June 6, 2005, when Advanced Plant Pharmaceuticals, Inc. acquired a majority of the Company's common stock. Subsequent to such change in control, the Company's previous sole director and officer resigned and was replaced by Mechael Kanovsky, as the Company's Chief Executive Officer and a director, and Sam Berkowitz, as the Company's Secretary. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-KSB no later than the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

David Lubin, Esq.          516              569-9629
-----------------          ---              --------

(Name)                 (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes [X] No [ ]

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





                                AKID CORPORATION

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 1, 2005

                                                 By: /s/ Mechael Kanovsky
                                                     --------------------

                                                 Name: Mechael Kanovsky

                                                 Title: Chief Executive Officer

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)